SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 4)*
Decorator Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

243631 20 7

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 14 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 243631 20 7	Page 2 of 14 Pages

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 926,644

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 926,644

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
926,644

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
31.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 3 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 555,361

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 555,361

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
555,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
19.1%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 4 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 5,784

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 5,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 243631 20 7	Page 5 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 549,577

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 549,577

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
549,577

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
18.9%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 243631 20 7	Page 6 of 14 Pages

1.	Names of Reporting Persons. Suzanne Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 243631 20 7	Page 7 of 14 Pages

1.	Names of Reporting Persons. Suzanne and Robert Robotti Foundation, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 243631 20 7	Page 8 of 14 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 371,283

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 371,283

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
371,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
12.8%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 9 of 14 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 366,518

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 366,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
366,518

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
12.6%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 243631 20 7	Page 10 of 14 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 258,133

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 258,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
258,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
8.9%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 243631 20 7	Page 11 of 14 Pages

1.	Names of Reporting Persons. Ravenswood Investments III, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 108,385

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 108,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
108,385

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
3.7%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 12 of 14 Pages

                 This Statement on Schedule 13D Amendment No. 4 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D relating to shares of Common Stock, par value $0.20 per share (the "Common Stock"), of Decorator Industries, Inc. (the "Issuer") filed on March 24, 2006 with the Commission as amended by Amendment No. 1, No. 2 and No.3 thereto, filed on March 23, 2007, October 19, 2007, and January 8, 2008 with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 3.			Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 5,784 shares of the Common Stock held by Robotti & Company is $33,792.97 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti & Company were paid for using the working capital of its discretionary customers.

                      The aggregate purchase price of the 549,577 shares of the Common Stock held by Robotti Advisors is $2,808,435.45 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Advisors were paid for using the working capital of its clients.

                      The aggregate purchase price of the 4,765 shares of the Common Stock held by Robotti Foundation is $9,578.93 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Foundation were paid for using its working capital.

                      The aggregate purchase price of the 258,133 shares of the Common Stock held by RIC is $1,579,049.27 (including brokerage fees and expenses).  All of the shares of Common Stock held by RIC were paid for using its working capital.

                      The aggregate purchase price of the 108,385 shares of the Common Stock held by RI is $492,538.63 (including brokerage fees and expenses).  All of the shares of Common Stock held by RI were paid for using its working capital.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of January 15, 2008, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)(6)	926,644	0	926,644	31.85%
ROBT (1)(2)(3)	555,361	0	555,361	19.09%
Robotti & Company (1)(2)	5,784	0	5,784	**
Robotti Advisors (1)(3)	549,577	0	549,577	18.89%
Suzanne Robotti (1)(4)	4,765	0	4,765	**
Robotti Foundation(1)(4)	4,765	0	4,765	**
Wasiak (1)(4)(5)(6)	371,283	0	371,283	12.76%

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 13 of 14 Pages

RMC (1)(5)(6)	366,518	0	366,518	12.60%
RIC (1)(5)	258,133	0	258,133	8.87%
RI (1)(6)	108,385	0	108,385	3.72%

*Based on 2,909,707 shares of Common Stock, Par Value $0.20 per share, outstanding as of January 11, 2008. ** Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 5,784 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 549,577 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (4) Each of Messrs. Robotti and Wasiak and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 4,765 shares of Common Stock owned by Robotti Foundation.
              (5) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 258,133 shares of Common Stock owned by RIC.
              (6) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 108,385 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's shares of Common Stock since the most recent filing of this Schedule 13D by the Reporting Persons.  All such transactions were made by RIC and RI in the open market.

Transactions in Shares Since the Most Recent Filing of this Schedule 13D*

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share

RIC	01/11/2008	79,170	BUY	$3.85
RI	01/11/2008	33,930	BUY	$3.85

* In addition to the transactions listed above, during the period one or more accounts, which held a total of 1,850 shares of Common Stock, ceased being an advisory client of Robotti Advisors.

(d)

No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	January 15, 2008

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Suzanne and Robert Robotti Foundation, Incorporated

	/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti

	Suzanne Robotti		Name: Robert E. Robotti
Title: Director

/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member

Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member